Exhibit 99.1

Veren Announces Q4 & Full Year 2024 Results Conference Call

CALGARY, AB, Feb. 20, 2025 /CNW/ - Veren Inc. ("Veren", or the "Company") (TSX: VRN) (NYSE: VRN) plans to report its fourth quarter and full year 2024 financial and operating results via press release prior to the opening of markets on Thursday, February 27, 2025. Veren's management will hold a conference call at 10:00 a.m. MT (12:00 p.m. ET) the same day to discuss the Company's results and outlook.

Participants can listen to this event online via webcast. To join the call without operator assistance, participants may register online by entering their phone number to receive an instant automated call back. Alternatively, the conference call can be accessed with operator assistance by dialing 1-888-510-2154.

The webcast will be archived for replay on the Company's website shortly following the completion of the call.

FOR MORE INFORMATION ON VEREN, PLEASE CONTACT:

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020

Address: Veren Inc. Suite 2000, 585 - 8th Avenue S.W. Calgary AB │T2P 1G1

www.vrn.com

Veren shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol VRN.

View original content:https://www.prnewswire.com/news-releases/veren-announces-q4--full-year-2024-results-conference-call-302380842.html

SOURCE Veren Inc.

View original content: http://www.newswire.ca/en/releases/archive/February2025/20/c3506.html

%CIK: 0001545851

CO: Veren Inc.

CNW 12:00e 20-FEB-25